June 15, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Caleb French

Re:	Request for Acceleration

Great Basin Scientific, Inc. - Registration Statement on Form S-1

(SEC File No. 333-216045)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Great Basin Scientific, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (SEC File No. 333-216045) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:15 P.M., Washington, D.C. time, on June 16, 2017, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Kevin Friedmann at (310) 312-3106, or in his absence, Blake Baron at (917) 546-7709.

Sincerely,

GREAT BASIN SCIENTIFIC, INC.

By:	/s/ Ryan Ashton
Ryan Ashton, President and Chief Executive Officer